UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03236M 10 1

(CUSIP Number)

Group U.S. Counsel

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie, France

011-331-4744-4546

With a copy to:

David J. Segre

Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03236M 10 1	13D

(1)	NAMES OF REPORTING PERSONS TOTAL S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 79,156,687 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 79,156,687 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,156,687 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%†
(14)	TYPE OF REPORTING PERSON (see instructions) HC

*	Includes (i) 7,566,312 shares of Common Stock (as defined below) issuable upon conversion of the Tranche I Note (as defined below), which are currently convertible; (ii) 4,692,391 shares of Common Stock issuable upon conversion of the Tranche II Note (as defined below), which are currently convertible; (iii) 2,591,594 shares of Common Stock issuable upon conversion of the Convertible Note (as defined below), which are currently convertible; and (iv) 128,205 shares of Common Stock issuable upon exercise of the Total Equity Warrant (as defined below), which is presently exercisable.
†	Based on 191,334,842 shares of Common Stock, which is the sum of (i) 157,512,200 shares of Common Stock outstanding on July 31, 2015; (ii) 14,978,502 shares of Common Stock that may be issuable upon conversion or exercise of the Tranche I Note, Tranche II Note, Convertible Note and Total Equity Warrant; and (iii) 18,844,140 shares issued upon the cashless exercise of the Total Equity Funding Warrant.

CUSIP No. 03236M 10 1	13D

(1)	NAMES OF REPORTING PERSONS Total Energies Nouvelles Activités USA
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 79,156,687 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 79,156,687 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,156,687 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.4%†
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Includes (i) 7,566,312 shares of Common Stock (as defined below) issuable upon conversion of the Tranche I Note (as defined below), which are currently convertible; (ii) 4,692,391 shares of Common Stock issuable upon conversion of the Tranche II Note (as defined below), which are currently convertible; (iii) 2,591,594 shares of Common Stock issuable upon conversion of the Convertible Note (as defined below), which are currently convertible; and (iv) 128,205 shares of Common Stock issuable upon exercise of the Total Equity Warrant (as defined below), which is presently exercisable.
†	Based on 191,334,842 shares of Common Stock, which is the sum of (i) 157,512,200 shares of Common Stock outstanding on July 31, 2015; (ii) 14,978,502 shares of Common Stock that may be issuable upon conversion or exercise of the Tranche I Note, Tranche II Note, Convertible Note and Total Equity Warrant; and (iii) 18,844,140 shares issued upon the cashless exercise of the Total Equity Funding Warrant.

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on February 13, 2015, and amended on July 2, 2015, August 6, 2015, and September 17, 2015 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph at the end of Item 3:

On October 15, 2015, the Reporting Persons exercised the Total Equity Funding Warrant on a cashless basis and acquired 18,844,140 shares of Common Stock. Item 5. Interest in Securities of the Issuer.

Item 5(a), 5(b) and 5(c) are amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of the date of this Statement, the Reporting Persons are the direct beneficial owner of 64,178,185 shares of Common Stock. The Reporting Persons are deemed under Rule 13d-3(d)(1) to have beneficial ownership of the shares of Common Stock issuable upon conversion of the Tranche I Note, Tranche II Note, and the Convertible Note. As of the date of this Statement, the Reporting Persons are deemed to be the beneficial owner of 7,566,312 shares of Common Stock issuable upon conversion of the Tranche I Note, 4,692,391 shares of Common Stock issuable upon conversion of the Tranche II Note, 2,591,594 shares of Common Stock issuable upon conversion of the Convertible Note and 128,205 shares of Common Stock issuable upon the exercise of the Total Equity Warrant.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the shares of Common Stock beneficially owned and deemed to be beneficially owned by the Reporting Persons as of the date of this Statement; by (ii) 191,334,842 shares of Common Stock, which is the sum of (a) 157,512,200 shares of Common Stock outstanding on July 31, 2015; (b) 14,978,502 shares of Common Stock that may be issuable upon conversion or exercise of the Tranche I Note, Tranche II Note, Convertible Note and Total Equity Warrant; and (c) 18,844,140 shares issued upon the cashless exercise of the Total Equity Funding Warrant.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(c) Other than for the acquisition of 18,844,140 shares of Common Stock pursuant to the cashless exercise of the Total Equity Funding Warrant, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the 60 days prior to the obligation to file this Statement. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2015

TOTAL S.A.

By:	/s/ Humbert de Wendel
Name: Humbert de Wendel
Title: Treasurer

TOTAL ENERGIES NOUVELLES
ACTIVITÉS USA

By:	/s/ Bernard Clément
Name: Bernard Clément
Title: President